SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 19344
                                (AMENDMENT NO. 1)

                      ------------------------------------

                    U.S. REALTY PARTNERS LIMITED PARTNERSHIP
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                    (Bidders)

                          DEPOSITARY UNIT CERTIFICATES
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                      ------------------------------------

             Patrick Foye                                 Copy To:
       Executive Vice President                    David J. Heymann, Esq.
            AIMCO-GP, Inc.                           Post & Heymann LLP
1873 South Bellaire Street, 17th Floor        100 Jericho Quadrangle, Suite 214
        Denver, Colorado 80222                     Jericho, New York 11753
            (303) 754-8101                             (516) 681-3636

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                      ------------------------------------

                            CALCULATION OF FILING FEE

================================================================================
Transaction Valuation*:  $1,741,350                Amount of Filing Fee: $348.27
================================================================================

* For purposes of calculating the fee only. This amount assumes the purchase of 305,500 depositary unit certificates representing assignments of limited partnership interest ("Units") of the subject partnership for $5.70 per Unit. In connection with the initial Schedule 14D-1 filed by the Bidders, a filing fee of $336.05 was submitted. Accordingly, an additional filing fee of $12.22 is payable with this amendment. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.
                                                             (cover page 1 of 2)

                                                             (cover page 2 of 2)

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $336.05

Form or Registration No.:  Schedule 14D-1

Filing Party:  AIMCO  Properties,  L.P and Apartment  Investment  and Management
               Company

Date Filed:  April 9, 1999

CUSIP No.  NONE                    14D-1 AND 13D/A            Page 3 of 11 Pages


--------------------------------------------------------------------------------

1.   Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                             AIMCO PROPERTIES, L.P.
                                   84-1275621
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group

     (a)  [ ]

     (b)  [X]
--------------------------------------------------------------------------------

3.   SEC Use Only

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4.   Sources of Funds

                                       WC
--------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
     or 2(f)                                                                 [ ]

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

                                    Delaware

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7.   Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None
--------------------------------------------------------------------------------

8.   Check if the Aggregate Amount in Row 7 Excludes Certain Shares          [ ]

--------------------------------------------------------------------------------

9.   Percent of Class Represented by Amount in Row 7

                                      None

--------------------------------------------------------------------------------

10.  Type of Reporting Person

                                       PN
--------------------------------------------------------------------------------

CUSIP No.  NONE                     14D-1 AND 13D/A           Page 4 of 11 Pages

--------------------------------------------------------------------------------

1.   Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                  APARTMENT INVESTEMENT AND MANAGEMENT COMPANY
                                   84-1259577

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group

     (a)  [ ]

     (b)  [X]
--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Sources of Funds

                                       N/A
--------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
     or 2(f)                                                                 [ ]

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

                                    Maryland

--------------------------------------------------------------------------------

7.   Aggregate Amount Beneficially Owned by Each Reporting Person

                                     243,831
--------------------------------------------------------------------------------

8.   Check if the Aggregate Amount in Row 7 Excludes Certain Shares          [ ]

--------------------------------------------------------------------------------

9.   Percent of Class Represented by Amount in Row 7

                                     19.95%
--------------------------------------------------------------------------------

10.  Type of Reporting Person

                                       CO
--------------------------------------------------------------------------------

                 SCHEDULE 14D-1/AMENDMENT NO. 1 TO SCHEDULE 13D

     This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on April 9, 1999 by AIMCO Properties, L.P., a Delaware limited partnership (the "Purchaser"), and Apartment Investment and Management Company, a Maryland real estate investment trust, relating to the tender offer by the Purchaser to purchase up to 305,500 outstanding depositary unit certificates representing assignments of limited partnership interest ("Units") of U.S. Realty Partners Limited Partnership (the "Partnership"), at a purchase price of $5.50 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 9, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), to (i) increase the per Unit purchase price to $5.70 per Unit, net to the seller in cash and (ii) to extend the Expiration Date to May 20, 1999. Terms not otherwise defined herein shall have the meaning ascribed to them in the Statement and the Offer to Purchase.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     Item 1(b) is hereby supplemented as follows:

     (b) The Purchase Price for Units has been increased to $5.70 per Unit less the amount of any distributions declared or made with respect to the Units from April 9, 1999 to the date of payment of the Purchase Price by the Purchaser, net to seller in cash, upon the terms and conditions set forth in the Offer to Purchase.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 4(a) is hereby amended to read in its entirety as follows:

     (a) The information set forth in the Offer to Purchase in Section 10 ("Conflicts of Interest and Transactions with Affiliates") is incorporated herein by reference. The Purchaser (which is an affiliate of the General Partner) expects that approximately $1,741,350 will be required to purchase 305,500 Units, if tendered, and to pay related fees and expenses. The Purchaser expects to obtain all of those funds from the Purchaser's reserves.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended to add the following:

     (a)(4) Letter to Limited Partners dated April 21, 1999

     (a)(5) Press Release

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 1999

                                        AIMCO PROPERTIES, L.P.

                                        By:  AIMCO-GP, Inc.


                                                 By:  /s/ Patrick J. Foye
                                                      -------------------------
                                                      Patrick J. Foye
                                                      Executive Vice President


                                        APARTMENT INVESTMENT AND
                                          MANAGEMENT COMPANY


                                                 By:  /s/ Patrick J. Foye
                                                      -------------------------
                                                      Patrick J. Foye
                                                      Executive Vice President

                                  EXHIBIT INDEX

Exhibit                  Description
-------                  -----------

(a)(4)   Letter to Limited Partners dated April 21, 1999

(a)(5)   Press Release